Prospectus Supplement No. 3 to Prospectus dated February 24, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 3

To

Prospectus Dated February 24, 2004

This is a Supplement to Adept Technology, Inc.’s Prospectus, dated February 24, 2004, with respect to the offer and sale of up to 22,740,816 shares of Adept common stock or interests in Adept common stock, by the selling securityholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus.

Adept Technology, Inc. provides intelligent flexible automation products and services for assembly and material handling applications to our customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex and demanding manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is August 25, 2004.

CURRENT REPORTS ON FORM 8-K

Report on Results of Operations

On August 11, 2004, we disclosed our results of operations for the three months and fiscal year ended June 30, 2004 as set forth immediately below:

ADEPT TECHNOLOGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(in thousands, except per share data)

	Three months ended		Fiscal year ended
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)
Net revenues	$14,465	$9,975	$49,084	$38,214
Cost of revenues	8,366	7,807	29,488	27,025

Gross margin	6,099	2,168	19,596	11,189
Operating expenses:
Research, development and engineering	1,867	2,111	7,082	10,622
Selling, general and administrative	3,536	3,638	13,975	20,785
Restructuring expenses	—	2,168	(697)	5,324
Amortization of other intangibles	111	195	538	728

Total operating expenses	5,514	8,112	20,898	37,459

Operating income (loss)	586	(5,944)	(1,302)	(26,270)
Interest income (expense), net	(28)	(102)	(362)	91

Income (loss) from continuing operations before income taxes	557	(6,046)	(1,664)	(26,179)
Provision for (Benefit from) income taxes	(140)	—	(1,555)	31

Income (loss) from continuing operations	698	(6,046)	(109)	(26,210)
Loss from discontinued operations, net of tax	(129)	(346)	(7,216)	(2,762)

Net income (loss)	$569	$(6,392)	$(7,325)	$(28,972)

Basic income (loss) per share from:
continuing operations	$0.02	$(0.40)	$(0.00)	$(1.75)

discontinued operations	$(0.00)	$(0.02)	$(0.27)	$(0.18)

Basic net income (loss) per share	$0.02	$(0.42)	$(0.27)	$(1.94)

Diluted income (loss) per share from:
continuing operations	$0.02	$(0.40)	$(0.00)	$(1.75)

discontinued operations	$(0.00)	$(0.02)	$(0.27)	$(0.18)

Diluted net income (loss) per share	$0.02	$(0.42)	$(0.27)	$(1.94)

Basic number of shares used in computing per share amounts from:
continuing operations	29,888	15,304	27,135	14,955

discontinued operations	29,888	15,304	27,135	14,955

Diluted number of shares used in computing per share amounts from:
continuing operations	30,346	15,304	27,135	14,955

discontinued operations	30,346	15,304	27,135	14,955

Note: Amounts for prior periods have been reclassified to conform to present year’s presentation

	June 30, 2004	June 30, 2003(a)
	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and short term investments	$4,957	$3,234
Accounts receivable, less allowance for doubtful accounts of $1,269 at June 30, 2004 and $1,124 at June 30, 2003	13,385	10,948
Inventories	6,233	7,122
Prepaid expenses and other current assets	656	717

Total current assets	25,231	22,021
Property and equipment at cost	9,372	11,751
Less accumulated depreciation and amortization	7,924	8,591

Net property and equipment	1,448	3,160
Goodwill	3,176	7,671
Other intangibles, net	423	1,176
Other assets	1,293	1,753

Total assets	$31,571	$35,781

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$5,689	$6,094
Other accrued liabilities	5,641	5,624
Accrued restructuring charges	191	3,122

Total current liabilities	11,521	14,840
Commitments and contingencies
Long term liabilities:
Restructuring charges	—	383
Subordinated convertible note	3,000	3,000
Other long term liabilities	1,422	4,141
Redeemable convertible preferred stock	—	25,000
Total shareholders’ equity (deficit)	15,628	(11,583)

Total liabilities and shareholders’ equity (deficit)	$31,571	$35,781

(a)	Based on audited information included on Form 10-K for fiscal year ended June 30, 2003.

Report on Changes to Management

On August 16, 2004, we announced that our board of directors had confirmed the appointments of the following persons as officers of the corporation, in addition to our existing executive officers:

John Dulchinos	Vice President, Robotics
Lee Blake	Vice President, Service Operations
Gordon Deans	Vice President, Business Development / General Manager Adept Canada
Michael Overby	Vice President, Finance / Chief Accounting Officer
Joachim Melis	Vice President, Europe

A copy of our Current Report on Form 8-K filed August 16, 2004 is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 23 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of August 20, 2004 by each of the selling securityholders, and as adjusted to reflect the sale of the shares in this offering. One of our selling securityholders, Tri Valley Campus I, LLC has experienced a change in beneficial ownership. The table below is amended to updated the description of beneficial ownership of such selling securityholder. As of August 20, 2004, approximately 29,915,272 shares or our common stock were outstanding.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from August 20, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

	Shares of Common Stock Beneficially Owned			Warrant Shares (1) Number	Number of Shares Being Offered Number	Shares of Common Stock Beneficially Owned After the Offering
Selling securityholders	Number		Percent (2)			Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(10)	350,133		1.2%	111,111	333,333	16,800	*
J. Patterson McBaine (4)(10)	415,033		1.4%	111,111	333,333	81,700	*
Lagunitas Partners, L.P. (5)(10)	2,223,799		7.3%	666,666	1,999,999	223,800	*
Gruber & McBaine International (6)(10)	746,866		2.5%	222,222	666,666	80,200	*
Special Situations Fund III, L.P. (7)(11)	5,000,100		15.8%	1,666,700	5,000,100	0	0%
Special Situations Cayman Fund, LP (7)(11)	1,666,650		5.5%	555,550	1,666,650	0	0%
Special Situations Private Equity Fund, LP (7)(11)	3,333,300		10.7%	1,111,100	3,333,300	0	0%
Special Situations Technology Fund, L.P. (7)(11)	550,050		1.8%	183,350	550,050	0	0%
Special Situations Technology Fund II, L.P. (7)(11)	2,783,250		9.0%	927,750	2,783,250	0	0%
JDS Uniphase Corporation	3,074,135	(8)	10.3%	0	3,074,135	0	0%
Tri Valley Campus I, LLC	3,000,000	(9)	9.1%	0	3,000,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC.

(1)	Warrant Shares include shares of common stock which selling securityholders have the right to acquire through the exercise of warrants issued in the 2003 financing.

(2)	Applicable percentage of ownership for JDS Uniphase Corporation is based on 29,915,272 shares of common stock outstanding as of August 20 2004. The number of shares outstanding for the calculation of percentage of ownership for Tri Valley includes shares of common stock for which Tri Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri Valley on August 6, 2003. See Note 9 below for more information regarding Tri Valley. The number of shares outstanding for the calculation of percentage of ownership for all selling securityholders other than JDS Uniphase Corporation and Tri Valley includes the Warrant Shares each of the selling securityholders has the right to acquire upon any exercise of such selling securityholder’s Warrants.

(3)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 16,800 shares of common stock otherwise owned by Jon D. Gruber and Linda W. Gruber not covered by this prospectus. Jon D. Gruber and Linda W. Gruber may also be deemed to indirectly beneficially own the 2,081,777 shares of common stock collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus, plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 4,500 shares of common stock that are owned by certain accounts managed by Jon D. Gruber or that are owned by family members of Jon D.Gruber and Linda W. Gruber, which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding Jon D. Gruber and Linda W. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(4)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 81,700 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus. J. Patterson McBaine may also be deemed to indirectly beneficially own the 2,081,777 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 1,500 shares of common stock owned by an account managed by J. Patterson McBaine which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(5)	“Shares of Common Stock Beneficially Owned” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares, both covered by this prospectus, plus 223,800 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus. The “Number of Shares Being Offered” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares. See also Note 10 below.

(6)

“Shares of Common Stock Beneficially Owned” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares, both covered by this prospectus, plus 80,200 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus.

The “Number of Shares Being Offered” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares. See also Note 10 below.

(7)	“Shares of Common Stock Beneficially Owned” includes shares of common stock purchased in the 2003 financing and Warrant Shares. Both “Shares of Common Stock Beneficially Owned” and the “Number of Shares Being Offered” include for Special Situations Fund III, L.P., 3,333,400 shares and 1,666,700 Warrant Shares, for Special Situations Cayman Fund, LP, 1,111,100 shares and 555,550 Warrant Shares, for Special Situations Private Equity Fund, LP, 2,222,200 shares and 1,111,100 Warrant Shares, for Special Situations Technology Fund, L.P., 366,700 shares and 183,350 Warrant Shares, and for Special Situations Technology Fund II, L.P., 1,855,500 shares and 927,750 Warrant Shares.

(8)	Includes shares of common stock issued pursuant to the JDSU Agreement, upon conversion of Adept convertible preferred stock. The JDSU Agreement terminates rights and obligations, including certain board observer rights and voting agreements previously held by JDSU under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept, as well as a promissory note dated October 30, 2002 issued by Adept in favor of JDSU.

(9)	Reflects beneficial ownership of 3,000,000 shares of Adept common stock which Tri Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley, on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $1.00 per share. Under the terms of the convertible subordinated note, Tri Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 3,000,000 shares of Adept common stock if Tri Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have voting and dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note.

(10)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 162,400 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber and J. Patterson McBaine.

(11)	MGP Advisors Limited “MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, SSTA, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

Prospectus Supplement dated August 25, 2004.